Thu, Jun 12

Hi ██████ I'm following up on the mention of your contact. Can you facilitate an introduction?

12:16 PM ✓✓

I spoke to ████ yesterday, he seemed to be very focused on a big bank deal. let me chase him

12:20 PM

can you send me the link to your campaign? I can't find it

12:21 PM

Invest in Sig2 Labs: Perfect timing —no more delays for work on properties and job...
wefunder.com

https://wefunder.com/sig2labs/

12:23 PM ✓✓

thanks! 12:24 PM

Sun, Jun 15

Happy Father's Day ██████

12:04 PM ✓✓

Happy Father's Day! 2:04 PM